Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-279084) and related Prospectus of Becton, Dickinson and Company for the registration of common stock, preferred stock, depositary shares, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated November 27, 2024, with respect to the consolidated financial statements of Becton, Dickinson and Company, and the effectiveness of internal control over financial reporting of Becton, Dickinson and Company included in its Annual Report (Form 10-K) for the year ended September 30, 2024, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

New York, New York
November 25, 2025